APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

Penokee Skiing Group LLC
Profit & Loss
January through December 2019

	Jan - Dec 19
Ordinary Income/Expense	
Income	
Misc Income	65.00
Sales	1,082,159.19
Total Income	1,082,224.19
Cost of Goods Sold	
Cost of Goods Sold	
COGS Cost of Goods Sold	39,812.85
Cost of Goods Sold - COGS	4,571.45
Food Purchases	16,824.87
Liquor, Beer, Soda	15,053.84
Total Cost of Goods Sold	76,263.01
Total COGS	76,263.01
Gross Profit	1,005,961.18
Expense	
Advertising and Marketing	14,941.70
Ask My Accountant	-184.79
Bank Charges and Fees	4,555.03
Car and Truck	9,729.11
Computer and Software	12,446.31
Contractors	4,821.00
Donations	50.00
Finance Costs	6,406.90
Gas & Fuel	3,550.00
Insurance Expense	37,736.57
Interest	10,364.59
Job Supplies	5,452.00
Laundry Expense	21,634.98
Meals and Entertainment	406.61
Misc Expense	54,636.64
Office Supplies	1,371.57
Operating Supplies	16,429.42
Payroll Expenses	1,015.30
Payroll Taxes	60,055.00
Postage	218.70
Professional Fees	35,236.19
Purchases	-2,992.84
Reimbursable Expenses	238.50
Repairs and Maintenance	115,924.03
Telephone Expense	739.04
Total Dues and Subscriptions	
Credit Card Fees	1,059.13
Dues and Subscriptions	3,789.44
Total Total Dues and Subscriptions	4,848.57
Total Rent and Lease	
Private Residence Rental	41,675.07
Rent and Lease	100,124.71
Total Total Rent and Lease	141,799.78
Total Taxes and Licenses	
Property Taxes	50,731.86
Taxes and Licenses	1,351.00
Total Total Taxes and Licenses	52,082.86
Total Utilities	
Electric	4,102.68
Fuel & Gas - Utilities	45,011.91
Satellite	2,409.79
Utilities	90,307.58

Penokee Skiing Group LLC
Profit & Loss
January through December 2019

	Jan - Dec 19
Waste Disposal	7,543.25
Total Total Utilities	149,375.21
Uniforms	3,009.20
Wages	639,360.00
Total Expense	1,405,257.18
Net Ordinary Income	-399,296.00
Other Income/Expense	
Other Income	
Gain on Sale	-8,500.00
Total Other Income	-8,500.00
Net Other Income	-8,500.00
Net Income	**-407,796.00**

Penokee Skiing Group LLC

BALANCE SHEET

As of December 31, 2019

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Checking -	-19,164.67
Petty Cash	1,894.24
Undeposited Funds	0.00
Total Bank Accounts	**$ -17,270.43**
Accounts Receivable	
Accounts Receivable (A/R)	560.38
Total Accounts Receivable	**$560.38**
Total Current Assets	**$ -16,710.05**
Fixed Assets	
Machinery & Equipment	212,391.14
Remodeling Costs	32,619.68
Total Fixed Assets	**$245,010.82**
TOTAL ASSETS	**$228,300.77**

Penokee Skiing Group LLC

BALANCE SHEET

As of December 31, 2019

	TOTAL
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable (A/P)	240,158.59
Total Accounts Payable	**$240,158.59**
Other Current Liabilities	
Due to PLM	93,498.96
Line of Credit -	282,320.59
Payroll Liabilities	
Child Support	515.53
Employee Deductions	1,585.37
Federal Taxes (941/944)	43,409.25
Federal Unemployment (940)	1,047.67
MI Income Tax	2,428.93
MI Wage Assignment	112.50
Payroll Clearing	-23,135.24
WI Income Tax	-70,684.63
WI SUI Employer	-21,488.34
WI Wage Levy	744.75
Total Payroll Liabilities	**-65,464.21**
Sales & Use Tax Payable	-921.62
Total Other Current Liabilities	**$309,433.72**
Total Current Liabilities	**$549,592.31**
Long-Term Liabilities	
48731 Note Payable -	-2,576.57
49012Notes Payable -	-14,852.57
NW WI Regional Economic Development	93,551.20
Total Long-Term Liabilities	**$76,122.06**
Total Liabilities	**$625,714.37**
Equity	
Opening Balance Equity	-89,241.66
Owner's Investment	175,375.70
Owner's Pay & Personal Expenses	-3,648.97
Retained Earnings	-83,739.51
Net Income	-396,159.16
Total Equity	**$ -397,413.60**
TOTAL LIABILITIES AND EQUITY	**$228,300.77**

Penokee Skiing Group LLC

STATEMENT OF CASH FLOWS
January - December 2019

	TOTAL
OPERATING ACTIVITIES	
Net Income	-397,454.90
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable (A/R)	-560.38
Accounts Payable (A/P)	185,754.70
Due to PLM	93,498.96
Line of Credit -	282,320.59
Payroll Liabilities:Child Support	515.53
Payroll Liabilities:Employee Deductions	1,585.37
Payroll Liabilities:Federal Taxes (941/944)	43,409.25
Payroll Liabilities:Federal Unemployment (940)	1,047.67
Payroll Liabilities:MI Income Tax	2,428.93
Payroll Liabilities:MI Wage Assignment	112.50
Payroll Liabilities:Payroll Clearing	-23,135.24
Payroll Liabilities:WI Income Tax	-70,684.63
Payroll Liabilities:WI SUI Employer	-21,488.34
Payroll Liabilities:WI Wage Levy	744.75
Sales & Use Tax Payable	-921.62
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**494,628.04**
Net cash provided by operating activities	**$97,173.14**
INVESTING ACTIVITIES	
Machinery & Equipment	-205,931.02
Remodeling Costs	-32,619.68
Net cash provided by investing activities	**$ -238,550.70**
FINANCING ACTIVITIES	
48731 Note Payable -	-2,576.57
49012Notes Payable -	-14,852.57
NW WI Regional Economic Development	93,551.20
Opening Balance Equity	-89,241.66
Owner's Investment	175,375.70
Owner's Pay & Personal Expenses	-3,648.97
Net cash provided by financing activities	**$158,607.13**
NET CASH INCREASE FOR PERIOD	**$17,229.57**
Cash at beginning of period	-34,500.00
CASH AT END OF PERIOD	**$ -17,270.43**

Penokee Skiing Group LLC

PROFIT AND LOSS

January - December 2018

	TOTAL
Income	
Total Income	
GROSS PROFIT	**$0.00**
Expenses	
Contractors	405.34
Finance costs	863.48
Legal & Professional Services	8,932.40
Repairs & Maintenance	65,606.41
Utilities	
Waste Disposal	8,337.22
Total Utilities	**8,337.22**
Total Expenses	**$84,144.85**
NET OPERATING INCOME	**$ -84,144.85**
NET INCOME	**$ -84,144.85**

Penokee Skiing Group LLC
Balance Sheet
As of December 31, 2018

		Total
ASSETS		
Current Assets		
Bank Accounts		
Checking - CVB (4254)		-34,500.00
Total Bank Accounts	-$	**34,500.00**
Total Current Assets	-$	**34,500.00**
Fixed Assets		
Machinery & Equipment		6,460.12
Total Fixed Assets	$	**6,460.12**
TOTAL ASSETS	-$	**28,039.88**
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable		
Accounts Payable (A/P)		56,104.97
Total Accounts Payable	$	**56,104.97**
Total Current Liabilities	$	**56,104.97**
Total Liabilities	$	**56,104.97**
Equity		
Retained Earnings		
Net Income		-84,144.85
Total Equity	-$	**84,144.85**
TOTAL LIABILITIES AND EQUITY	-$	**28,039.88**

Tuesday, Aug 11, 2020 12:33:19 PM GMT-7 - Accrual Basis

I, David G Dziuban, certify that:

1. The financial statements of Penokee Skiing Group LLC included in this Form are true and complete in all material respects; and
2. The tax return information of Penokee Skiing Group LLC included in this Form reflects accurately the information reported on the tax return for Penokee Skiing Group LLC for the fiscal years ended 2018 and 2019 (most recently available as of the Date of this Form C).

Signature   *David G Dziuban*

Name: David G Dziuban

Title: Gen Mgr